EXHIBIT 99.1

JOINT FILING AGREEMENT

July 30, 2026

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D dated May 4, 2026 (including amendments thereto), with respect to the shares of Common Stock of America's Car-Mart, Inc. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this Joint Filing Agreement to be executed and effective as of the date first written above.

Dated: May 4, 2026

Askeladden Capital Management, LLC

By: /s/ Samir Patel
       Name: Samir Patel
       Title: Managing Member

Samir Patel
/s/ Samir Patel